

April 6, 2009

Mr. Gordon M. Stetz, Jr.
Executive Vice President and Chief Financial Officer
McCormick & Company, Incorporated
18 Loveton Circle
Sparks, MD 21152

> **Re:** **McCormick & Company, Incorporated**
> **Form 10-K for the Fiscal Year Ended November 30, 2008**
> **Filed January 28, 2009**
> **File No. 1-14920**

Dear Mr. Stetz, Jr.:

We have reviewed your filings and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended November 30, 2008

Disclosure Controls and Procedures, page 13

1. Your disclosure appears to limit your officers' conclusion regarding the effectiveness of disclosure controls and procedures to only "providing reasonable assurance that the information required to be disclosed in this report has been recorded, processed, summarized, and reported as of the end of the period covered by this report." Item 307 of Regulation S-K requires that you disclose your officers' conclusions regarding the effectiveness of your disclosure controls and procedures as that term is defined in Rule 13a-15(e) of the Exchange Act. The definition in Rule 13a-15(e) is more comprehensive than that included in your disclosure; and includes "controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's

management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure." Please tell us if you intended to limit your officers' conclusion regarding the effectiveness of your disclosure controls and procedures. If not please, ensure your disclosure in future filings clearly explains that your disclosure controls and procedures are effective at accomplishing all of the items within the definition in Rule 13a-15(e) of the Exchange Act.

Supplemental Financial Schedule II Consolidated, page 21

2.   We note you have provided Schedule II as required by Rule 5-04 of Regulation S-X within your Form 10-K. We note that the report from your independent auditor does not refer to the supplemental schedule and that your independent auditor included additional language in its consent filed as Exhibit 23 regarding the supplemental schedule. In future filings, please include any reports on supplemental schedules within close proximity to the schedule.

Exhibit 13 – Annual Report

Liquidity and Financial Condition

Credit and Capital Markets

Credit Facilities, page 27

3.   We note your discussion within the risk factors disclosure in your 10-K regarding your reliance on revolving credit facilities, and that if any of the banks in the syndicates backing these facilities were unable to perform on its commitments, your liquidity could be impacted. Please expand your disclosure within this section of the document to explain if any banks have indicated they may be unable to perform on their commitments, or the likelihood that the banks may be unable to perform.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

  In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

  In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

  You may contact Mark Wojciechowski at (202) 551-3759, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683, with any other questions.

        Sincerely,

        Jill S. Davis
        Branch Chief